FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Feb. 08 2002 11:03AM P1

INSIDER REPORT

(See instructions on the back of this report)

12g 82-3520

Where freedom of information legi [redacted] *on where this form is filed:* The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank A [redacted] ies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements [redacted] onal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the pu [redacted] formation bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal inf [redacted] formation and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

02015009

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PURE GOLD MINERALS INC.

SUPPL

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: DAY 5 MONTH 10 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BEUKMAN

GIVEN NAMES: EUGENE

NO. 1255 STREET WEST PENDER STREET APT

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604 - 687 - 2038

BUSINESS FAX NUMBER: 604 - 687 - 3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

PROCESSED

FEB 14 2002

THOMSON FINANCIAL

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☒ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☒ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day/Month/Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
OPTIONS	1739271	01/02/02	76		100000	.11		1639271	0	
WARRANTS	23809							23809	0	
COMMON	78500	01/02/02	20		78500	.15		-0-	1	BEUKMAN + ASSOC
COMMON	132167	01/02/02	20	35000		.15		167167	0	
		01/02/02	76	100000		.11		267167	0	
		01/02/02	20		100000	.11		167167	0	
		01/02/02	20		166667	.115		500	0	

02 FEB 11 AM 8:00

BOX 6. REMARKS

I own 100% of Beukman + Assoc.

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): EUGENE BEUKMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 08 MONTH 02 YEAR 02

FIN 2036 Rev. 95/2/22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE